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EXHIBIT 99.1

Financement-Québec

DESCRIPTION

This description of Financement-Québec is dated as of June 21, 2006 and appears as Exhibit 99.1 to Financement-Québec's Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2006.

The delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date. This document (otherwise than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Financement-Québec.

Foreign Exchange

        Canada maintains a floating exchange rate for the Canadian dollar in order to permit the rate to be determined by market forces without intervention except as required to maintain orderly conditions. Annual average noon spot exchange rates for the foreign currencies in which debt of Financement-Québec is denominated, expressed in Canadian dollars, are shown below.

Foreign Currency	2002	2003	2004	2005	2006(1)
United States Dollar	$1.5704	$1.4015	$1.3015	$1.2116	$1.1435
Euro	1.4832	1.5826	1.6169	1.5090	1.3975

(1)
Monthly average through the end of May 2006.

Source: Bank of Canada.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. The fiscal year of Financement-Québec and Québec ends March 31. "Fiscal 2006" and "2005-2006" refer to the fiscal year ending March 31, 2006 and, unless otherwise indicated, "2005" means the calendar year ended December 31, 2005. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables included in this document are due to rounding.

Financement-Québec

General

        Created in 1999 pursuant to An Act respecting Financement-Québec (R.S.Q., c. F-2.01) (the "Act"), Financement-Québec is a corporation whose share capital is wholly owned by Québec. Its objective is to provide financial services to public organizations, in particular by granting loans to them and providing advice to facilitate their access to credit and minimize their cost of financing. Although Financement-Québec currently makes loans only to educational and health and social services entities, its enabling legislation also permits loans to municipalities or other organizations designated by the Government of Québec.

        Financement-Québec was created to assume some of the functions previously performed by the Financing Fund. The Financing Fund was established in 1991 to provide financing to certain public bodies that had formerly borrowed funds in their own names. These entities included educational and health and social services organizations as well as other public bodies such as municipalities.

        Following an accounting reform announced in 1998, the functions of the Financing Fund were limited to government organizations and enterprises whose results are consolidated in Québec's financial statements. Certain government entities and special funds continue to obtain financing from the Financing Fund. The loans to organizations not consolidated in Québec's financial statements were transferred to Financement-Québec.

        The address and phone number of Financement-Québec are 12 rue Saint-Louis, Québec, Québec, G1R 5L3, Canada and (418) 691-2203, respectively.

Relationship with Québec

        Financement-Québec is a mandatary of Québec, the civil law equivalent of an agent, and is under the responsibility of the Minister of Finance (the "Minister"). Despite its status as a mandatary of Québec, Financement-Québec binds none but itself when it acts in its own name. The property of Financement-Québec forms part of the domain of Québec but execution of Financement-Québec's obligations may be levied against its property.

        Borrowings by Financement-Québec must be approved by the Government of Québec and it issues debt securities that are guaranteed by Québec.

        Financement-Québec is administered by a board of eight directors appointed by the Minister: four directors from the Ministère des Finances (Ministry of Finance); one representing each of the Ministère de l'Éducation, du Loisir et du Sport (Ministry of Education, Recreation and Sports), the Ministère de la Santé et des Services Sociaux (Ministry of Health and Social Services) and the Ministère des Affaires municipales et des Régions (Ministry of Municipal Affairs and Regions); and one outside director.

        Financement-Québec operates with the support and management expertise of the Ministère des Finances. Financement-Québec must periodically prepare an operating plan that must be approved by the Minister. The Minister may issue directives concerning the policy and general objectives to be pursued by Financement-Québec. These directives must be approved by the Government of Québec and, once approved, are binding on Financement-Québec.

        Financement-Québec's books and accounts are audited by the Auditor General and the audit report, together with the annual report of operations and complete financial statements, are submitted to the Minister.

Operations of Financement-Québec

        In addition to granting loans and providing financial advice to public entities in Québec, Financement-Québec may also develop and implement financing programs for these entities, manage their financial risks, in particular cash and currency risks, and provide them with technical services. These technical services may include financial analysis as well as management and investment of their funds. To date, Financement-Québec's activities primarily consist of granting loans.

        Loans made to public entities are to fund capital expenditures. Such capital expenditures must have been approved by the Government of Québec. In addition, Financement-Québec charges, at the time of issuance of the loan, a fee for its services.

        Financement-Québec reduces its financial risk associated with loans to educational and health and social services entities by obtaining a security interest on the subsidies which these organizations receive from the Government of Québec to cover the debt service of such loans. Furthermore, loans are made to the public entities with terms matched to the underlying liabilities of Financement-Québec. Sources of revenue to repay these loans come from transfers received by the public entity from Québec.

        Financement-Québec uses interest rate swap contracts to manage interest rate risks on its financial intermediation activities. Interest rate swap contracts give rise to the periodic exchange of interest payments without an exchange of the reference face amount on which the payments are based and are recorded as an adjustment to the interest expense on the covered borrowing instrument. On March 31, 2006, on a preliminary basis, the volume of interest rate swap contracts in Canadian currency was $13,960 million (March 31, 2005: $10,719 million).

        Financement-Québec also uses currency swap contracts to manage its risk exposure under certain borrowing instruments denominated in foreign currencies. Financement-Québec uses currency swap contracts to cover its firm commitments to pay the principal of and interest on the debt denominated in foreign currencies, failing which it would be exposed to a foreign exchange risk. Exchange gains and losses on the principal covered by swap contracts are offset by corresponding exchange losses and gains on the debt denominated in foreign currencies.

        Financement-Québec has outstanding loans to educational institutions, including school boards, colleges and universities and to health and social services entities, including hospitals, local community service centers and institutions for seniors. As of March 31, 2006, the total amount of outstanding loans was $11.0 billion. The proportion of total loans outstanding for each category of borrowers at that date was: school boards, 37%; colleges, 12%; universities and others, 16%; and health and social services, 35%.

        The operating plan for fiscal year 2006-2007, as presented by Financement-Québec to the Minister, forecasts loans of $823 million to be granted to school boards, $283 million to colleges, $421 million to universities and $889 million to hospitals and other health and social services entities.

Sources of Funds

        Financement-Québec debt consists of funded and unfunded debt. Unfunded debt is indebtedness with a maturity of one year or less. As of March 31, 2006, on a preliminary basis, funded debt for borrowings of Financement-Québec on financial markets in its own name, with the guarantee of Québec, amounted to $9,527 million and unfunded debt for borrowings of Financement-Québec guaranteed by Québec amounted to $387 million. Furthermore, pursuant to the Act, the Government of Québec may authorize the Minister to advance out of the Consolidated Revenue Fund to Financement-Québec any sums considered necessary to perform its obligations or pursue its mission. As of March 31, 2006, preliminary results show that advances from Québec to Financement-Québec amounted to $1,011 million.

Management

        Financement-Québec has an agreement with the Minister under which employees of the Ministère des Finances perform the operations of Financement-Québec.

        The Minister appoints the board of directors and also designates the Chief Executive Officer of Financement-Québec. The current composition of the board of directors of Financement-Québec is set forth below.

Table 1

Current composition of the board of directors

Name	Position with Financement-Québec	Position outside Financement-Québec
Bernard Turgeon	Chief Executive Officer and Chairman of the Board	Associate Deputy Minister Federal-Provincial Policy Financing, Debt Management and Financial Operations Ministère des Finances 12 rue Saint-Louis, 2[e] étage Québec, Québec, G1R 5L3, Canada
Nathalie Parenteau	Vice Chairman of the Board, Executive Vice President and Secretary	Director — Financing of Public Organizations and Financial Documentation Ministère des Finances 12 rue Saint-Louis, 2[e] étage Québec, Québec, G1R 5L3, Canada
Alain Bélanger	Director	Director General — Financing and Debt Management Ministère des Finances 12 rue Saint-Louis, 2[e] étage Québec, Québec, G1R 5L3, Canada
Michel Beaudet	Director	Director — Treasury Operations Ministère des Finances 12 rue Saint-Louis, 2[e] étage Québec, Québec, G1R 5L3, Canada
Jean Monfet	Director	Director — Municipal Finances Ministère des Affaires municipales et des Régions 10 rue Pierre-Olivier-Chauveau, 1er étage Québec, Québec, G1R 4J3, Canada
Michelle Lapointe	Director	Director General — Administration Ministère de l'Éducation, du Loisir et du Sport 1035 rue de la Chevrotière, 27[e] étage Québec, Québec, G1R 5A5, Canada
Claude Ouellet	Director	Director — Budget et Material Resources Ministère de la Santé et des Services sociaux 1005, chemin Sainte-Foy, 1er étage Québec, Québec, G1S 4N4, Canada
Jean Pronovost	Director	École nationale d'administration publique 555, boulevard Charest Est, bureau 7153 Québec, Québec, G1K 9E5, Canada

Financial Statements

        The data presented in the following tables were prepared by Financement-Québec from complete financial statements of Financement-Québec for fiscal years 2003, 2004, 2005, which were audited by the Auditor General and preliminary results for fiscal year 2006. The financial statements are prepared by Financement-Québec's management in accordance with generally accepted accounting principles in Canada. The audit was conducted by the Auditor General in accordance with generally accepted auditing standards in Canada.

Income Statement

Table 2

Income Statement

	Results 2002-2003	Results 2003-2004	Results 2004-2005	Preliminary Results 2005-2006	Forecast 2006-2007
	(dollar amounts in thousands)
Net Interest Income
Interest on loans	$423,231	$453,591	$475,509	$522,255	$534,342
Interest on advances from Québec and on borrowings	(416,397)	(446,386)	(466,490)	(515,970)	(530,261)

Sub Total(1)	6,834	7,205	9,019	6,285	4,081
Net Income From Management And Issuance Fees(2)	3,196	6,806	5,810	8,204	4,320

Total Income	$10,030	$14,011	$14,829	$14,489	$8,401

Administration And Operating Expenses
Service agreement with the Ministère des Finances	$(569)	$(576)	$(572)	$(577)	$(651)
Wages, salaries and allowances	(198)	(250)	(231)	(245)	(269)
Professional, administrative and other services	(296)	(127)	(93)	(100)	(96)

Total Expenditures	(1,063)	(953)	(896)	(922)	(1,016)

Net Earnings	$8,967	$13,058	$13,933	$13,567	$7,385

Statement of Retained Earnings
Beginning Balance	$17,123	$26,090	$39,148	$53,081	$66,648
Net income	8,967	13,058	13,933	13,567	7,385

Ending Balance	$26,090	$39,148	$53,081	$66,648	$74,033

(1)
In Fiscal 2004, net interest income increased to $7.2 million, from $6.8 million in Fiscal 2003, due to more borrowings at low variable interest rates, but partially offset by an overall decrease in the spread between short-term and long-term interest rates. In Fiscal 2005, net interest income increased to $9.0 million, from $7.2 million in Fiscal 2004, due to an increase of financing from internal sources and a widening of the spread between short and long-term interest rates.

In Fiscal 2006, net interest income decreased to $6.3 million, from $9.0 million in Fiscal 2005, due to a decrease of financing from internal sources and an increase in short-term rates on borrowings at floating rates.

In Fiscal 2007, net interest income is budgeted to fall from $6.3 million to $4.1 million, based on Financement-Québec's forecast presented to the Minister for 2006-2007, which assumes a further increase in short-term rates on borrowings at floating rates.

The forecast for interest on loans and borrowings is based on (i) the forecast of 7-year Québec bond rates for the long-term portion of the portfolio, averaging 4.8658% for 2006-2007 and (ii) the forecast of 3-month Québec Treasury bill rates for the short-term portion of the portfolio, averaging 3.8583% for 2006-2007.

(2)
Net income from management and issuance fees consists of fees charged on loans minus commissions paid in connection with borrowings. In Fiscal 2004, net income from management and issuance fees increased to $6.8 million, compared to $3.2 million in Fiscal 2003, reflecting lower commissions paid due to a reduction of long-term borrowings in Fiscal 2004 ($1.5 billion compared to $2.2 billion in Fiscal 2003) while fees charged on loans remained constant. In Fiscal 2005, net income from management and issuance fees fell to $5.8 million, compared to $6.8 million in Fiscal 2004, reflecting higher commissions paid due to an increase of long-term borrowings in Fiscal 2005 ($1.9 billion compared to $1.5 billion in Fiscal 2004) but partially offset by lower rates of commissions paid for those long-term borrowings while fees charged on loans remained constant.

In Fiscal 2006, net income from management and issuance fees increased to $8.2 million, compared to $5.8 million in Fiscal 2005, reflecting higher revenue from fees charged on loans due to an increase of long-term loans in Fiscal 2006 ($2.5 billion compared to $2.0 billion in Fiscal 2005) and lower commissions paid for long-term borrowings.

Based on the forecast for 2006-2007, Financement-Québec expects a decrease of net income from management and issuance fees to $4.3 million, mainly due to an increase of commissions paid on long term borrowings in Fiscal 2007 while fees charged on loans remain constant.

Balance Sheet

Table 3

Balance Sheet

	Results 2002-2003	Results 2003-2004	Results 2004-2005	Preliminary Results 2005-2006	Forecast 2006-2007
	(dollar amounts in thousands)
Assets
Loans	$7,324,929	$7,978,560	$9,538,971	$11,014,245	$11,636,034
Other assets	211,889	156,204	170,681	171,484	169,204

Total Assets	$7,536,818	$8,134,764	$9,709,652	$11,185,729	$11,805,238

Liabilities and Equity
Advances from Québec	$2,311,341	$1,761,770	$1,757,922	$1,011,154	$1,003,839
Borrowings(1)	5,007,100	6,155,317	7,695,580	9,914,680	10,540,488
Other liabilities(2)	182,287	168,529	193,069	183,247	176,878
Equity	36,090	49,148	63,081	76,648	84,033

Total Liabilities and Equity	$7,536,818	$8,134,764	$9,709,652	$11,185,729	$11,805,238

(1)
Including no short-term debt as of March 31, 2003, $528 million as of March 31, 2004, $168 million as of March 31, 2005, and $387 million as of March 31, 2006.

(2)
Represents accrued interest payable on borrowings and advances, bond discounts and premiums, accounts payable and deferred revenue.

Table 4

Maturities of Financement-Québec Assets and Debt (Borrowings and Advances from Québec)

Period ending March 31	Assets	Debt(1)(2)
	Total in Canadian Dollars (dollar amounts in millions)
2007	$808.0	$1,001.7
2008	350.5	895.5
2009	1,689.2	2,042.7
2010	1,952.9	1,889.1
2011	453.8	400.0

2007 - 2011	5,254.4	6,229.0
2012 - 2016	5,468.4	4,157.4
2017 - 2021	125.9	0.0
2022 - 2026	121.8	152.1
2027 - 2031	43.7	0.0

	$11,014.2	$10,538.5

(1)
Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2006, after taking into account currency swap agreements.

(2)
Excluding $387.4 million of short-term debt.

Table 5

Share of Financement-Québec Assets and Debt (Borrowings and Advances from Québec)

	As of March 31, 2006
	Assets		Debt(1)(2)
	$	%	$	%
	(dollar amounts in millions)
Fixed rates	11,014.2	100.0	9,663.7	91.7
Floating rates	0.0	0.0	874.8	8.3

	11,014.2	100.0	10,538.5	100.0

(1)
Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2006, after taking into account currency swap agreements.

(2)
Excluding $387.4 million of short-term debt.

Where You Can Find More Information

        This document appears as an exhibit to the annual report of Financement-Québec on Form 18-K for the fiscal year ended March 31, 2006 filed with the U.S. Securities and Exchange Commission (the "Commission") on EDGAR through the Commission Internet web site at http://www.sec.gov. Additional information with respect to Financement-Québec is available in the annual report or in other exhibits or amendments to the annual report. You may read and copy any document Financement-Québec files with the Commission at the Commission's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission's toll free number at 1-800-SEC-0330 if you need further information about the operation of the Commission's public reference room. In addition, you may request a copy of these filings at no cost from Financement-Québec, Ministère des Finances du Québec, Direction du financement des organismes publics et de la documentation financière, 12 rue Saint-Louis, Québec, Québec, G1R 5L3, Canada. This document is also available on the Ministère des Finances Internet web site at http://www.finances.gouv.qc.ca. This web site address is an inactive textual reference only and any information available on this web site shall not be deemed to form a part of this document or the annual report in which it appears as an exhibit.

Forward-Looking Statements

        Various statements made throughout this document are forward looking and contain information about financial results. The words "forecast", "preliminary estimate", "preliminary results" and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Supplementary Information

        The following table indicates present or future characteristics of the funded debt guaranteed by Québec as of March 31, 2006. Previous characteristics are not indicated.

Table 6

Funded Debt as of March 31, 2006

A)    Payable in Canadian Dollars

				Canadian Dollars
			Coupon (%)
Maturity Date	Issue Date(1)	Interest Payment Date(s)		Nominal Value	Book Value	CUSIP Number
2006-06-01	2000-08-16	06-01 & 12-01	6.30	998,180,000	998,718,189	317385AC6
2007-07-04	2003-07-04	10-04, 01-04, 04-04 & 07-04	Floating	500,000,000	500,000,000	31739ZAA3
2008-12-01	2001-04-09	06-01 & 12-01	5.75	1,105,500,000	1,113,926,066	317385AE2
2009-12-01	2003-10-21	06-01 & 12-01	4.75	1,500,000,000	1,509,232,674	317385AG72
2010-12-01	2005-09-22	12-01, 03-01, 06-01 &09-01	Floating	400,000,000	400,000,000	31739ZAB19
2011-10-25	2006-02-10	04-25,07-25 10-25 &01-25	Floating	400,000,000	400,000,000	31739ZAE57
2011-12-01	2004-06-15	06-01 & 12-01	5.25	1,500,000,000	1,535,075,968	317385AH55
2012-11-01	2004-09-02	11-01	5.00	200,000,000	199,321,972	XS0200124120
2014-03-01	2006-01-23	03-01 & 09-01	4.25	500,000,000	500,581,528	31739ZAC91
2015-03-10	2005-03-10	06-10, 09-10 12-10 &03-10	Floating	200,000,000	200,000,000	XS0214474636
2015-10-14	2005-10-14	01-14, 04-14, 07-14 &10-14	Floating	200,000,000	200,000,000	XS0232639715
2015-12-01	2000-09-01	06-01 & 12-01	6.25	309,400,000	307,483,781	317385AD4

				7,813,080,000	7,864,340,178
Adjustments relating to swap agreements				1,714,200,250	1,714,200,250

Total — Payable in Canadian Dollars				$9,527,280,250	$9,578,540,428

B)    Payable in foreign currency

Payable in US dollars

					Foreign Currency Units
Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)		Nominal Value		Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code
2012-10-25	2002-10-25	04-25 & 10-25	5.00	US$	500,000,000	US$	497,093,457	782,000,000	US317385AF97
Adjustments relating to swap agreements					(500,000,000)		(497,093,457)	(782,000,000)

Total — Payable in US dollars				US$	0	US$	0	0

Payable in Euro

Medium-Term Notes

				Foreign Currency Units
Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)	Nominal Value	Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code
2008-12-03	2001-12-03	03-03, 06-03, 09-03 & 12-03	Floating	€650,000,000	€649,240,897	932,200,250	XS0139268758
Adjustments relating to swap agreements				(650,000,000)	(649,240,897)	(932,200,250)

Total — Payable in Euro				€0	€0	0

Total — Payable in foreign currencies						0

Total — Funded Debt						9,578,540,428

(1)
If more than one issue date, the date of the first issue is indicated.

In case of disparity between the terms and conditions of each issue and this table, the terms and conditions of each issue will prevail.

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  EXHIBIT 99.1